SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VECTOR GROUP LTD.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

3 ⅞% Variable Interest Senior Convertible Debentures due 2026

(Title of Class of Securities)

92240 MAL 2
92240 MAJ 7

(CUSIP Number of Class of Securities)

J. Bryant Kirkland III

Vice President, Treasurer & CFO

Vector Group Ltd.

100 S.E. Second Street

Miami, Florida 33131

(305) 579-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Stephen E. Older, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$99,000,000	$11,345.40

*	Calculated solely for purposes of determining the filing fee. The amount assumes the repurchase of all outstanding 3 ⅞% variable interest senior convertible debentures due 2026 for 100% of the principal amount outstanding as of May 11, 2012.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,345.40	Filing party:	Vector Group Ltd.
Form or Registration No.:	Schedule TO-I	Date filed:	May 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) is the final amendment to the Tender Offer Statement on Schedule TO-I (“Schedule TO”) filed by Vector Group Ltd., a Delaware corporation (the “Company”), on May 11, 2012, that related to the right of each holder (each, a “Holder”) of the Company’s 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 (the “Notes”) to sell, and the obligation of the Company to repurchase, the Notes upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, the Company Repurchase Notice to Holders of its Notes, dated May 11, 2012 (the “Company Repurchase Notice”) and filed as Exhibit (a)(1)(A) to the Schedule TO, and the related offer materials filed as Exhibits (a)(1)(B) to (d) to the Schedule TO. The terms of the Notes and the Indenture required that, at the option (the “Option”) of each Holder, the Company repurchase on June 15, 2012, all or a portion of the Notes held by such Holders in increments of $1,000 principal amount.

The Notes were issued pursuant to an Indenture, dated as of July 12, 2006, between the Company and Wells Fargo Bank, N.A., as trustee (the “Indenture”).

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 4.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Option expired at 5:00 p.m., New York City time, on Friday, June 15, 2012. The Company has been advised by Wells Fargo Bank, N.A. (the “Paying Agent”) that none of the aggregate principal amount of the Notes were validly surrendered for repurchase and not withdrawn prior to the expiration of the Option.

ITEM 11. ADDITIONAL INFORMATION.

(b)	Other Material Information. The information set forth in Item 4 above is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
Name: Title:	J. Bryant Kirkland III Vice President, Treasurer and Chief Financial Officer

Date: June 18, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of the 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 issued by Vector Group Ltd., dated May 11, 2012.*

(a)(1)(B)	Form of Repurchase Notice.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(5)(A)	Press Release issued by Vector Group Ltd. on May 11, 2012.*

(b)	None.

(d)	Indenture dated as of July 12, 2006, between Vector Group Ltd. and Wells Fargo Bank, N.A., as trustee, relating to the 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-05759) filed on July 17, 2006).

(g)	None.

(h)	None.

* Previously filed